Exhibit 1.2

Status report of Company’s senior positions*

*including directors

As of 21/11/2006 the status of senior positions in the company is:

Name	Type of identification	Number of identification	Position
Yahel Shachar	Number of identity card	057484826	CEO
Shachar Rachim	Number of identity card	28564037	CFO
Eran Schwartz	Number of identity card	59224121	Head of the Board of Directors
Gerald Morris Dogon	Number of identity card	069688109	External Director
Irit Ben Ami	Number of identity card	056794852	Director
Mordechai Peled	Number of identity card	56092711	Director
Shalom Singer	Number of identity card	00660894	Director
Yoav Biran	Number of identity card	007935836	External Director
Arie Ovadia	Number of identity card	78284338	Director
Arie Silverberg	Number of identity card	42508754	Director
Arie Zief	Number of identity card	009792482	Director
Moshe Cohen	Number of identity card	051209971	Internal Auditor